BioMed Realty Trust, Inc.
17140 Bernardo Center Drive, Suite 222
San Diego, California 92128
Phone: (858) 485-9840
Facsimile: (858) 485-9843
June 6, 2006
VIA EDGAR

Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 15, 2006
File No. 1-32261
Dear Ms. van Doorn:
     BioMed Realty Trust, Inc. (“BioMed” or the “Company”) is in receipt of the Staff’s letter dated May 30, 2006 with respect to the above-referenced Form 10-K. We are responding to the Staff’s comments as set forth below. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.
Form 10-K for the year ended December 31, 2005
Consolidated Statements of Income, page 53
     1. In future filings, please revise the presentation of your statements of operations to display expenses related to Tenant recovery income on a disaggregated basis. For example, disaggregate Rental operations expense to show the portion related to Tenant recovery income. See paragraph 3 of EITF 99-19.
     BioMed Response: We note the Staff’s comment and respectfully submit that our consolidated financial statements, as presented in our Form 10-K and other filings with the SEC, have been prepared and presented in accordance with paragraph 3 of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. For clarification purposes, we will make additional disclosures in the footnotes to our consolidated financial statements in our future filings with the SEC under the Securities Exchange Act of 1934 to the effect that (i) substantially all rental operations expenses, consisting of real estate taxes, insurance and common area

Linda van Doorn
June 6, 2006

maintenance costs are recoverable from tenants under the terms of lease agreements, (ii) amounts recovered are dependent on several factors including occupancy and terms under tenant lease agreements and (iii) revenue is recognized on tenant recoveries in the period the expenses are incurred.
14. Property Acquisitions, page 77
     2. In future filings, for periods in which a material business combination has been completed, provide the pro forma information required by paragraphs 54 and 55 of SFAS 141, for the current period, and the comparable prior period as described therein.
     BioMed Response: We respectfully submit that paragraphs 54 and 55 of SFAS 141 apply to the acquisition of a business and not to the acquisition of a real estate property. To date, we have not entered into any acquisitions of a business; rather, our acquisitions have consisted solely of real estate properties. As a result, we do not believe the requirements of paragraphs 54 and 55 are applicable to us. If a business is acquired in the future, the pro forma information required by paragraphs 54 and 55 of SFAS 141 will be provided.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     BioMed Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from BioMed acknowledging the foregoing.

Linda van Doorn
June 6, 2006

***
       Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ ALAN D. GOLD

Alan D. Gold
of BIOMED REALTY TRUST, INC.

cc:	R. Kent Griffin, Jr., BioMed Realty Trust, Inc.
Karen A. Sztraicher, BioMed Realty Trust, Inc.
Steve Willey, BioMed Realty Trust, Inc.
Jonathan P. Klassen, BioMed Realty Trust, Inc.
Craig M. Garner, Latham & Watkins LLP

Linda van Doorn
June 6, 2006

ANNEX A
Company Certification
              Pursuant to the Staff’s letter dated May 30, 2006 to BioMed Realty Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the year ended December 31, 2005, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 6, 2006

/s/ ALAN D. GOLD

Alan D. Gold
Chief Executive Officer

/s/ R. KENT GRIFFIN, JR.

R. Kent Griffin, Jr.
Chief Financial Officer